A44
3-1-2004

SECURIT 04002154 ISSION

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SEC MAIL PROCESSING
RECEIVED
FEB 23 2004
WASH. D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Planning Consultants, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14500 S. Outer 40 Road, Suite 201
(No. and Street)

Chesterfield (City) MO (State) 63017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard L. Kluesner (314) 878-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyd, Franz & Stephans, LLP CPA's
(Name – *if individual, state last, first, middle name*)

12755 Olive Street Road, Suite 117 (Address) St. Louis (City) MO (State) 63141 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard L. Kluesner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Planning Consultants, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

BARBARA GROSSHEIDER
Notary Public - Notary Seal
STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP. NOV. 9,2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition. Cash Flows
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. The company did not have any in 20(
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL PLANNING CONSULTANTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Boyd, Franz & Stephans LLP

Certified Public Accountants

12755 Olive Street Road
Suite 117
St. Louis, Misssouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA

January 21, 2004

To the Stockholders and
Board of Directors
Financial Planning Consultants, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Financial Planning Consultants, Inc. as of December 31, 2003, and the related statements of income (loss) and retained earnings, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Planning Consultants, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boyd Franz Stephans LLP

FINANCIAL PLANNING CONSULTANTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 404,998
Temporary investments, at market (Note 3)	325,154
Commissions receivable - brokerage	14,987
Commissions receivable - other	115,046
Employee advances	13,542
Due from officer	70,880
Notes receivable - officer (Note 8)	90,000
Prepaid expenses	22,112
Furniture, equipment and automobile, at cost, net of accumulated depreciation and amortization of $492,471	84,668
Deposits	49,668
Total assets	$ 1,191,055

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 1,861
Commissions payable	179,804
Accrued expenses	37,300
Income taxes payable (Note 4)	20,000
Total liabilities	$ 238,965
Stockholders' equity:	
Class A common stock $1 par value; voting; authorized 493,000 shares; issued and outstanding 392,034 shares	
Class B common stock $1 par value; non-voting; authorized 507,000 shares; issued and outstanding 333,221 shares	$ 725,255
Paid-in capital	114,689
	$ 839,944
Less 280,496 shares of treasury stock, at cost (Note 10)	(373,730)
	$ 466,214
Retained earnings	485,876
Total stockholders' equity	$ 952,090
Total liabilities and stockholders' equity	$ 1,191,055

See Notes to Statement of Financial Condition.

FINANCIAL PLANNING CONSULTANTS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Note 1: Description of Business -

Financial Planning Consultants, Inc., a Missouri corporation, was organized in 1979 for the purpose of providing broker-dealer services to its customers. The Company services the Midwest region of the United States and sells stocks and bonds, mutual funds, variable and fixed annuities, limited partnerships, and insurance products.

The Company is a registered broker-dealer in securities that introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

Note 2: Concentrations of Credit Risk -

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

Note 3: Significant Accounting Policies -

Security transactions and related commission revenue and expense are recorded on a trade date basis.

The Company records temporary investments at market and the unrealized gain/loss is reflected on the books.

Depreciation is provided by various methods using useful lives ranging from five to seven years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 4: Income Taxes -

The provision for income taxes consists of income taxes currently payable. Income taxes currently payable are computed on taxable income. The Company has taxable income due to permanent differences between reporting income and expenses for financial statement and income tax purposes.

Note 5: Net Capital Requirements -

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital and net capital requirements of approximately $582,064 and $100,000, respectively. The Company's net capital ratio was .41 to 1.

FINANCIAL PLANNING CONSULTANTS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Note 6: Reserve Requirements -

The Company is exempt from the reserve requirements of the Securities Exchange Act of 1934, per section (K)(2)(B) of Rule 15c3-3.

Note 7: Leases -

The Company leases office space under a contract commencing October 18, 1993. The fifth amendment to the agreement extends the lease to December 31, 2008. There is an extension option for one additional five year period. Annual base rental payments are as follows:

2004	$ 74,472 (First three months abated)
2005	102,399
2006	111,708
2007	117,914
2008	121,017

These amounts are subject to an annual escalation provision.

Note 8: Notes Receivable - Officer - Unsecured -

Notes receivable at December 31, 2003, consisted of $90,000 on two non-interest bearing, promissory notes from an officer of the Company.

Note 9: Employee Benefit Plans -

The Financial Planning Consultants, Inc. 401(k) Plan was adopted by the Company on July 12, 1989 under Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees of the Company including executive officers are eligible to participate after completing one year of service, as defined, and attaining 21 years of age. A participating employee may elect to defer on a pretax basis a percentage of his or her salary. All amounts vest immediately and are invested in various funds as directed by the participant. The full amount in a participant's account will be distributed to a participant upon termination of employment, retirement, disability or death. Management of the Company has authorized an employer contribution to the plan in the amount of $10,040 to be paid by March 15, 2004.

Note 10: Treasury Stock -

In November 2003, the Company purchased 3689 shares of Class A common stock and 5532 shares of Class B common stock from a shareholder at $1.61 a share.